SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: May 04, 2009

Eltek Receives $1.2 million of Orders from
US Medical Equipment Manufacturer

—	Deliveries to be made in 2009

—	Order strengthens Eltek's position in the US market

—	Eltek recently gained a US Department of State approval permitting sales to U.S. defense market

PETACH-TIKVA, Israel, May 4, 2009 – Eltek Ltd., the leading Israeli manufacturer of advanced Flex-Rigid circuitry solutions, announced today that it has received orders valued at $1.2 million from a US medical customer for flex – rigid PCBs (printed circuit boards) that will be used in the production of advanced medical equipment. The flex ם rigid PCBs are expected to be delivered during the second half of 2009. The customer’s new $495,000 order is in addition to a $742,000 order already received in 2009 as part of a long term contract.

The company recently gained a US Department of State ITAR approval (which is a set of US government regulations that controls the export and import of defense-related material and services) to sell its circuitry solutions for use in U.S. military products, and has received its first PCB orders from defense customers.

“Eltek is focused on strengthening its position in the medical and the defense US markets which are less affected by the global recession. These new orders reflect the increasing recognition of our high-end flex-rigid PCB circuitry capabilities in the US market,” said Arieh Reichart, President and Chief Executive Officer of Eltek.

About the Company

Eltek is Israel’s leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. For more information, visit Eltek’s web site at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.